Filed by Hyperion Solutions Corporation Pursuant to Rule 424
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No. 333-108036

The following is a transcript of a conference call made by Jefff Rodek, Chairman and Chief Executive Officer of Hyperion Solutions Corporation, and Craig Brennan, President and Chief Executive Officer of Brio Software, Inc., at the Credit Suisse First Boston Global Software Conference.

Safe Harbor

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other reports filed by Hyperion with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information About the Proposed Merger and Where You can Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

Final Transcript

CCBN StreetEvents Conference Call Transcript

HYSL — Credit Suisse First Boston Global Software Conference

Event Date/Time: Sep. 03. 2003 / 6:15AM PT
Event Duration: N/A

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HYSL — Credit Suisse First Boston Global Software Conference

CORPORATE PARTICIPANTS

Jeff Rodek
Chairman and CEO — Hyperion

Craig Brennan
President and CEO — Brio Software

CONFERENCE CALL PARTICIPANTS

Unidentified Participant

PRESENTATION

Jeff Rodek - Chairman and CEO — Hyperion

Good morning. Thanks for coming. We’re going to do a tag-team presentation here. We’ll quickly go through the slides and then we’ll open it up for Q&A.

Business Intelligence, bringing that in with the acquisition of Brio and truly offering now the broadest offering of solutions to the marketplace for Business Performance Management.

We expect the transaction to be quickly accretive and the validation so far from employees, from analysts and customers is very exciting and rewarding to hear. Now obviously, we have to execute, but so far, we’re extremely excited.

To define what we do at Hyperion, our vision is to enable breakthrough performance everywhere for corporations. And Brio will help us tremendously with the everywhere, truly allowing us to go from the boardroom to the front line on tens of thousands of seats throughout an organization.

Our mission is to define and lead the category of enterprise software called Business Performance Management, and obviously, to generate great returns for its stakeholders.

Defining the category, it’s a set of solutions, both packaged and customer tailored, built off a platform, that enables a company to take strategies, turn them into plans, monitor execution and provide insight to enable a company to improve not only their financial performance, but their operational performance, which obviously comes first and then the financial follow that.

A picture of that shows that most companies have about 12, one to two dozen, vendors that provide transactional systems, databases, and Business Performance Management is seen by customers as a category of software that should be separate from their transactional systems, their underlying database, in order to consolidate and analyze information, from operating information, financial information.

The hexagons on this slide represent the processes that companies go through in an interactive way to perform better, and those processes, we’ve built packaged applications to support, but much of Business Performance Management is customized or tailored, product profitability, customer profitability or the operations analysis that’s done, and that’s represented by our solutions that will be enhanced by Brio.

In the orange in this diagram, the solutions between the package solutions. Prior to the acquisition, about half of our license revenue

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HYSL — Credit Suisse First Boston Global Software Conference

comes from the package side, about half of our revenue comes from the platform side of the business.

To show how that comes together, the packaged applications here are shown in the gray. Our two primary applications are, the consolidation application and planning, but we also have packaged applications in the other areas.

Tailored applications are those filled by partners or by our customers off the platform. The platform is compromised of several pieces, and this is what’s being enhanced dramatically by teaming up with the Brio technology.

So the platform, our world-class platforms, enables Business Performance Management, has developer tools in it, has OLAP, which is our Essbase product, has query and reporting, which will be the Brio product, enterprise reporting, which will be the Brio product, and then the ability to build performance metrics.

And certainly underneath all of this are great integration services, common administrative tools, things like that. So services on the platform. But companies will want to have elements of the platform or all of the platform and we want them to be able to have query reporting and/or OLAP and/or the developer tools and allow them to buy the pieces of the platform that they want, or buy the applications.

You do not need the platform to run the application, and you can have any element of the platform you want, some will want all of them.

Interestingly, this is a game that can, this is a game, the war, the battle that can be won. Recent META studies show that ERP vendors do not have the claim to this category. I firmly believe that the category of Business Performance Management will not only be huge, much larger than today, but will be dominated by a company’s focus on Business Performance Management, and I think customers would like to see a degree of separation between their transactional vendors and the pure play. So if we deliver and execute well for our customers, I believe that most of Business Performance Management will be bought from the pure plays, and right now, there are only a couple companies, public companies, where one, that are completely focused in this category. In fact, we’re by far the leader in the application side of the business.

And this is shown by where the first quadrant that came out by Gartner. They call it Corporate Performance Management, IDC and META, they call it Business Performance Management like we do. Same basic definition, so, whereas a position in that quadrant.

So I’m going to talk through our rationale and then Craig’s going to pick it up with their rationale. But we certainly saw a need to strengthen our competitive position. We’re by far the market leader in applications but as I said before, BI is core to Business Performance Management and although we had a good relationship, an OEM relationship with Crystal, if it’s core, you ideally should own it.

And many companies, when they’re, the biggest competitors that we have out there is moving companies off Excel, Excel hell, as customers will refer to it as. So when they’re looking to make that early entry into Business Performance Management, they often do that with BI technology for query and analysis, and if it was a large BI transaction, that was properly going to Crystal in our OEM relationship. That was not going to go in our favor.

So we wanted to get earlier in that adoption cycle. As I mentioned earlier, we want to be able to provide interoperable solutions with a single version of the truth that can be personalized across the enterprise, all the way from the boardroom to the front line, tens of thousands of users, and be able to truly offer a standard out there.

So when we looked at Brio, we saw a shared vision between the companies and how the marketplace is unfolding, very complementary products with minimal flex overlap, up sell and cross sell opportunities, and we count customers a little differently, but I said, I don’t care how you count them, that’s a lot of customers with up sell and cross sell opportunities. Similar organization structures, similar cultures, geographic proximity, you can drive from one headquarters to the other within less than five minutes, and a common IT infrastructure and how we run our companies — same versions of Oracle, Seibel, developer tools run in the same companies. That will help integrate.

And we really like the Brio product. So we’re very excited to bring in those products in that have been newly architected, so not only have they improved their financial conditions during the last couple years they re-architected their product.

So I’ll turn it over to Craig for the next part.

Craig Brennan - President and Chief Executive Officer — Brio Software

Thanks Jeff. Also we’re thrilled that this combination’s going to be happening strategically. We’ve been looking at this market for well over two years, realizing it was going to consolidate, looked at a lot of different sectors within the BI space and Business Performance Management area and Hyperion was always our number one choice.

But just as Jeff said, shared vision in terms of where the market’s going, how to approach the market, the complementary nature of our software and their software, them being focused primarily in finance, Brio Software primarily being used across all aspects of an organization, with about 10, 15 percent in finance; extending the category to include the basics around query, ad hoc and enterprise reporting, moving all the way up into the enterprise applications that Jeff mentioned.

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HYSL — Credit Suisse First Boston Global Software Conference

Very close operational fit, cultural fit, we’re about three minutes apart. So there’s going to be, there’s always challenges around integrating two companies, but I think we’ve teed up an opportunity to really accelerate and execute it on the integration side, compared to some others in the category, they’re going to struggle more.

And the ability to sell sales cycles. Our sales cycles are 90 to 180 days in the tools areas where applications are typically longer, so being able to do quick sales all the way up to the larger sales cycles. So across the board, very, very close fit.

Also we had immediate responses from industry analysts, Dave Folger of META Group and both John Hagerty of AMR Research, both very, very positive views on the merger and the capabilities that it’s going to bring to our customers going forward.

Again, if you look across the set of capabilities from the analytical applications, planning, consolidation scorecard, to the KPI’s enterprise reporting, query and reporting to OLAP, this combination creates the capabilities of a customer to get all of their BI capabilities and Business Performance Management capabilities from one company.

Jeff Rodek - Chairman and CEO — Hyperion

Let me point out, we screwed up. The slide, the changes we made Friday, so that we really should be having Brio, the Brio query and reporting is the key technology, where we’ve been offering it as off of our OLAP product, so that visually, this slide will be corrected for and [Edgarized shortly, but the Brio box should be moved to the right and the Hyperion box should not be moving as far as the left. Where there is product overlap today, which is minimal, it’s under the relational reporting, where we’ve been building some tools for improved reporting incompatible with Crystal, we’re going to be able to clean that area up and go with theirs.

So the Scorecard app that we have is a very process—rich app designed for balanced scorecard and EVA. It’s nowhere near, frankly, what most companies want, which is a type of key performance index monitoring and dash boarding that Brio provides. So there is not much overlap, if any, between scorecarding and dash boarding and what most companies want is what Brio brings to us is the dash boarding and KPI monitoring.

Craig Brennan - President and Chief Executive Officer — Brio Software

OK, and as we highlighted before, is Brio works across, is used across the organization, a little bit in the finance area, with the Bureau of Land Management being one example, but we just wanted to highlight real quickly, sales and marketing into it. HR and Motorola and supply chain at the North Face, most of our customers are using Brio to gain greater insight into their operational side, whether it’s marketing, sales, finance, logistics, et cetera, some in finance. And again, that’s the complementary nature of bringing these two together.

We also have lots of joint customers today where Brio is sitting on top of Essbase to do the analysis.

OK.

Jeff Rodek - Chairman and CEO — Hyperion

So in terms of any company, the strategy is important. Execution is key. I just wanted to highlight that over the last couple years, in a very difficult technology and economic climate in general, our company has executed well. We consistently improved operating margins. We’ve reduced DSO. Had very strong cash generation and our earnings per share, because we have a relatively low share count, very low for our size of a software company, we’ve been able to drive EPS consistently upward.

Craig Brennan - President and Chief Executive Officer — Brio Software

And then from a Brio perspective, we clearly transacted a turnaround in the last three years. We took about 50 percent of the cost out of the business, maintained $100 million plus revenue, $40 million in license, approximately pro forma break even in the last couple of quarters, cash flow positive, $7 million from operations, and $27 million in their cash position. And on both sides, we think very conservatively there’s somewhere between $12 to $15 million in synergistic cost savings in the combination here.

Jeff Rodek - Chairman and CEO — Hyperion

We we’re very excited to see how well they’ve worked to not only improve their financial situation, but during the last couple years, re-architect their product, which is very important to us because there’s integration going forward, but not a re-architecture.

If you look at how, then simply we, if we only provide one quarter worth of guidance, we’ve been doing that for a couple years, but if you look at what we’ve been saying as a company, two years ago, our medium-term goal was to get operating margin at 10 percent, live there and then move higher. We’ve been there over the last year. We want to move to 15. So if we can break, if we can hold on to the $100 million of Brio revenue and get $12 to $15 million out, that revenue comes in at our medium-term margin goal and then through profitable license revenue growth, we grow our base as well towards 15 percent medium-term goal, and that’s how we see achieving this going forward.

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HYSL — Credit Suisse First Boston Global Software Conference

And as we look at 2004, full GAAP should be accretive for the year, the June would be the cross over quarter. If you look at a cash EPS, that would be accretive in March. All of these three points exclude the impact of a share buyback, which we announced $125 million worth of shares. We like our low share count. We want to get back toward it. And so we could not start that until after the S-4 was filed, which was mid August. We’ll report on the status of that buyback when we report our September results in October.

But obviously, the share buyback would make these three points even more accretive in calendar 2004.

We have over $400 million of cash. We set aside $50 for some debt that’s due. We’ve paid that down from $100 to $50, but that’s due in ‘05, and as a board, we like to keep a quarter’s worth of op ex set aside for cash. That left $250 million, of which $125 million is used for the buyback, $15 million is part of the transaction. So it would still leave us plenty of cash on the balance sheet, even after a buyback.

Integration is well underway. We did a lot of due diligence, but we’ve had, again, being so close together, we’ve been able to have a tremendous amount of integration work underway. We’ll operate independently this quarter. We’ll anticipate closing in the December quarter. We’ve got a jumpstart on integration, because we signed the OEM agreement and that’s [Inaudible] riding on that.

The business units will fold in, into our company, where our organization is set up very, very similarly, that makes the integration easier.

There’ll be a call I think next week where we’re going to give our first integration update. That will be web cast, I think it’s next week. I don’t think the date and time is set yet. So look for that.

Like I said, we expect to close in the December quarter. The products, as Craig mentioned, we are ready, we’ve been partners since ‘96, so the Brio tools work on top of Essbase today, but we obviously are focused on better integration. First would be to integrate the BI tools with our applications. Second, is Metrics Builder and the platform, get that integrated, third, you know, single site query reporting analysis, against both relational, multi-dimensional data.

So we want customers to bring on the Hyperion platform and use our query and reporting, and/or the enterprise reporting, and/or our Essbase technology, whatever works best for the solution that they.

QUESTION AND ANSWER

Jeff Rodek - Chairman and CEO — Hyperion

And with that, we’ll open it up for questions, but we are very excited. The employees are excited and working very hard to execute a great integration.

Unidentified Participant

(Inaudible).

Craig Brennan - President and Chief Executive Officer — Brio Software

I don’t think we’ll be updating. I don’t think we will be. I need to double check that, but our philosophy or policy is, philosophy is we don’t comment on the current quarter while we’re in it, and that’s a current quarter, that would update our guidance if we commented on that. So I think the answer to that’s no. We won’t update the buyback until the October call on the September results.

Jeff Rodek - Chairman and CEO — Hyperion

The answer is, the question I guess I need, will the Hyperion sales force have more success with the Brio products than the Crystal products?

Craig Brennan - President and Chief Executive Officer — Brio Software

Well I can just tell you from a Brio perspective, we are overwhelmed with the number of calls coming in from the Hyperion side of wanting to get our sales consultants involved in sales cycles. We’ve already provided some initial training for their sales consultants, and we’re going to do more and more of that. So we are seeing a huge demand coming from the Hyperion side, asking us to get involved with sales cycles. So I think it’s a positive indicator.

Jeff Rodek - Chairman and CEO — Hyperion

I mean we’ve got the training, I mean, we’ve already been training our people on how to sell query and reporting tools with an OEM relationship. But let’s face it, when a sales force and technology knows you’re going to own the product, there’s an embracing of the product that goes on beyond an OEM relationship. So I think, you know, on the other hand, it’s a cut over, we’re only talking about this quarter plus, hopefully, only part of next quarter. So it’s a quick period.

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HYSL — Credit Suisse First Boston Global Software Conference

But it certainly is good or better. We had a good relationship with Crystal, but there’s nothing like knowing that you’re going to own the product and fully integrate it, and have control over the development product map to get the confidence and enthusiasm and excitement of the sales force up and we’re certainly seeing that.

Unidentified Participant

(Inaudible).

Jeff Rodek - Chairman and CEO — Hyperion

No I don’t believe we changed any quotas down our side for the September quarter for how we’re doing it. We just emphasized that both companies, the best thing everybody in either company can do to help this integration and the long-term success, we need to hit our September quarter. They need to hit their September quarter. That’s the best thing anybody can hope to do.

Well we did, certainly, in the 12, question is headcount reduction, in the $12 to $15 million, there will be, there’s four components of that, part of which will be head count reduction. But the OEM royalty goes away, so that’s part of the 12 to 15.

Facilities, we’re going to find a way to co-locate and we believe that will save us money at the same time, whether it’s one building, or adjacent buildings, and we’re letting the landlords fight over that, the area, until we decide. Three, you’ve got these back-end systems. So it may not what first means, we’re ticking off, so what do you use to close the books, what version are you on, what are you using for CRM, what are you using for developer tools, - it’s scary good. Not only the same software, the same version of the same software. So there will be some savings there. In the headcount areas ...

Craig Brennan - President and Chief Executive Officer — Brio Software

Costs of running the company ...

Jeff Rodek - Chairman and CEO — Hyperion

Yes, public company costs go away when you’re looking at that. That’s not insignificant as, especially post Sarbanes Oxley.

And then finally you are looking at some redundancies. We are not targeting sales or development for cost savings. We’re not. Those are areas that we’re embracing, but certainly in the other areas that are more staff oriented, we’ll be right sizing, and what we’ve announced to our both sides is that we’ll get the right size and we’ll pick the right employees, whichever company they come from.

Rough numbers, we’ve said at our initial employee meeting, roughly, a five percent of the total of the two companies, but that’s just a very rough number going out of the pot, but we did announce that to, at an employee meeting, just kind of, you can think of roughly in those terms. We’re working on the integration planning now. We don’t know yet what the final headcount will be.

Unidentified Participant

(Inaudible).

Jeff Rodek - Chairman and CEO — Hyperion

Yes, publicly, the strategy of the company doesn’t change, but we’re stronger with this acquisition. Our number one competitive attack is helping companies get off Excel Hell, the inappropriate use of Excel, that many companies are still using for planning and reporting. So that’s by far the big land grab that everybody in this area is looking at.

Number two, you know, the number one competitor we see most often has been Cognos. Now we’re way ahead in applications. Their mix is 80 to 90 percent BI and 10 to 20 percent apps where as I mentioned earlier, even before this acquisition, we were roughly 50-50, 60-40, 40-60. This will strengthen the platform, so they’ll remain our most seen competitor and then you’ve got long-term, will be the ERP player.

Business Objects with Crystal is a consolidating move in pure BI. They’ve, neither company has full rollout product by any means, nor do they have applications, but to consolidate now in pure BI, whereas in the past, we’ve partnered with BI players, even when we OEM from Crystal, we partnered with Brio, we partnered with Business Objects.

So be, I would imagine some co-operation out there where a company wants to use, maybe Business Objects’ BI tools and they want to use our apps, but we’ll certainly compete more with Business Objects as well, because we have great BI technology now and we’re going to aggressively sell it.

Unidentified Participant

(Inaudible)

Craig Brennan - President and Chief Executive Officer — Brio Software

I don’t know the exact figure, but I mean, it would probably be in the hundreds, if not more, in terms of using both Essbase and Brio. Yes, I mean, literally hundreds of them, but not an exact percentage.

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HYSL — Credit Suisse First Boston Global Software Conference

I’m sorry. Actually, I don’t, I mean, it would be, it’s definitely not 50 percent, but there’s lot of, there’s huge upside to opportunity to cross sell and up sell, but we do have joint customers today. It could be in the hundreds or the low thousands, but it’s lots of upside and cross sell today.

Jeff Rodek - Chairman and CEO — Hyperion

Yes, we have about, I think it’s in the neighborhood of four, and we count differently. I mean, like they count more like Cognos counts. We count differently, so when we’re all said and done, the way you count a customer will settle out. But the way we count, ends up the lower number, maybe 4,000 Essbase customers. So I would, that feels about right, it’s probably in the hundreds or maybe a 1,000. it’s certainly not thousands.

Unidentified Participant

(Inaudible)

Jeff Rodek - Chairman and CEO — Hyperion

We’re not free to disclose the amount of the OEM. We cannot disclose the terms and conditions of our OEM agreement. It would not be fair to Crystal for us to disclose how much was there. There have been estimates made by people that follow our company, and you could look to those. But we’re not free to disclose how much the royalty is that we’d save in the $12 to $15 million.

I will just say in our cost of goods sold for license revenue, which is disclosed, you’ve got, that royalty is part of it. There’s Vignettes a size of a royalty that’s in there, and we also put in there, in our cost of goods sale, which not all software companies do, but we put in there, also any capitalized, like localization costs and things like that. That’s also up in that line. That cost of goods sold is not just Crystal royalty. In the back.

Unidentified Participant

(Inaudible).

Jeff Rodek - Chairman and CEO — Hyperion

The question is will revenue goals reset. Yes, sure, the company revenue goal will be changed. When you get it down to the local level, though, that’s what we’re working with on the integration planning. I don’t know if individual quotas are going to change, or not yet, that’s really Godfrey’s domain, and the work is being done. John Pierson is our integration lead for sales, both channel sales and direct sales. We’ve got, pulled him out full time to work on this. We also pulled another executive out for, reports to Godfrey Sullivan. She had reported to Godfrey running support, now she’s our overall integration lead.

So the individual quotas may or may not change, but certainly the attainment versus quota, which we’ve got room for improvement, speaking for Hyperion, we’ve got room, we’d like a higher percentage of our sales force beating their quota. Certainly we would expect to get towards the right number, which is ideally 65 percent or so, achieving quota.

Whether quota changes or not, I don’t know.

Craig Brennan - President and Chief Executive Officer — Brio Software

I think one of the key things that we’ve recognized in the integration planning is just how close our organizations are aligned today in terms of how they’re structured. So one of the things that we’re seeing as a benefit is the ability to very quickly, upon closing, move Brio units within to the appropriate Hyperion units with, you know, very little disruption. So that should be a nice benefit there.

Jeff Rodek - Chairman and CEO — Hyperion

Sales environment, now, it remains difficult. I’ve always, I think the good news is, I mean our category is one of the best there is to be in software and software’s a better place to be within all of technology. I think long-term technology to earn higher and higher percentage of cap ex. But it remains difficult out there. The budgets are clear and profits are improving and capital spending is maybe growing a little. It’s still a difficult environment, and somebody asked me early this morning, is it returning to normal. I think there is a new normal. We’re not going to return to frenzied buying. Approval levels are very high, so it’s very difficult to anticipate when a transaction will close. These relatively low amounts in cap ex are being reviewed by the executives, it’s not the CEO in a company.

So it remains difficult. I think it’s a more clear environment, but clearly difficult.

Too soon to tell.

Craig Brennan - President and Chief Executive Officer — Brio Software

I think it’s, I mean, we kind of say it’s predictably conservative. I mean, it’s more predictable than it was a year or two ago, but it’s still very conservative as Jeff was mentioning. We are seeing a couple of good dynamics in some places, because of the business viability issue from the Brio side. The combination of Hyperion Brio has opened new doors for us, to sometimes accelerate sales

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HYSL — Credit Suisse First Boston Global Software Conference

cycles and in a handful of cases, we see some customers saying, well you know, let’s do take a wait and see.

So we’re seeing some positive sides to that and in some places, a little bit more conservatism. So I guess the best phrase is it’s conservative out there.

Jeff Rodek - Chairman and CEO — Hyperion

I don’t know that we’re going to, you know, we’re solidly into improved capital spending or IT spending environment, until we see the numbers and look back and we see we’re up above the bottom.

It’s surely less uncertain, but it’s still very difficult to forecast those rates and it’s a difficult environment, but I’d rather be in our category of software than any other out there, and I’d rather be doing what we’re doing than about any other industry in the world.

So we like where we are and we think we’ve strengthened our position. We just have to earn an increase in market share and that’s our goal. Whatever our market’s growing, when we look back, we want to properly grow and fast. We want to gain market share, and I think this positions us very well to do that.

Well, certainly in terms of Business Performance Management, the key is that the solutions are, we believe will lead in customer’s mind what they want and you have to have a very strong platform, because the solutions are both packaged and the solutions are tailored off of a platform. So that’s how we look and that’s how we look at it. That’s how we sell it. It’s not surprising that Cognos is very focused on Report Net, because they are primarily, by far a BI company, and this is an alleged improvement to the reporting environment, to your reporting environment.

Our response to that is we’re going to stay focused on what we believe is the heart of Business Performance Management, which are the solutions that are built off of a platform, or they’re a package that have to do with consolidation for planning and customer profitability and product profitability and operations analysis. We think we have a nice, strong mix in that. And I think bringing the Brio technology in will strengthen our reporting.

Brio is, if you look at industry analysts’ reports, known for very innovative, easy-to-use software. That’s a huge plus for Hyperion. We’ve not been known as the easy. We’re known for powerful software, with great, world-class applications, strong OLAP, easy to use, rural sectGUI. That’s not Hyperion. We’re very excited with the BI technology we’re bringing in. And we’ll be able to strengthen our overall reporting, ultimately whether you want to come off a multi-dimensional database, you want to come off a relational.

That’s our response. I think our reporting is going to be incredible for customers going forward. And I think the main response we have versus Cognos is that we’ve got far better apps, far better OLAP, far better ease of use in now the BI side of the business and that’s our response.

It’s going to be a good race and we intend to win.

Craig Brennan - President and Chief Executive Officer — Brio Software

One of the things that we enjoyed is when we got into bake-offs with Hyperion and Business Objects and others, we loved it because we were always able to demonstrate in a far shorter time to get the software up and running and using real customer data where the other two, it was just because of the complexity of their software, just took a far longer time. So that ease of use from a customer perspective — end user perspective and then the speed of implementation and overall cost of ownership are lower.

Our biggest constraint was if you weren’t already using Brio because of the industry downturn and consolidations with the issue of business of viability. So it was very difficult for us to get new customers to look at us.

The strength of Hyperion with Brio, that’s going to open up new doors. And again, adding the combination is, I think, going to be very powerful. So, and we’re already beginning to see some of that with the new door opening just with the OEM relationship.

Jeff Rodek - Chairman and CEO — Hyperion

The customers want, just to wrap that up, customers want a suite solution, they want great reporting, and they want powerful application, they want a rich, robust platform and I think, as I said, and third we show here we have the broader suite of applications and we’re going to have the best platform. So I think that’s the way we attack.

And, hey, as I said, I think the category’s going to owned by those focused on it. And there’s plenty of business for two, two very large Business Performance Management and as Cognos works its way towards what they call CPM, away from BI and move more to a mix like we’ve had it for years.

So I think our response is going to be very clear. We’re going to provide the best Business Performance Management solution in the world, whether you want to build them off of great tools in our platform or you want to buy our package down.

The back?

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HYSL — Credit Suisse First Boston Global Software Conference

Craig Brennan - President and Chief Executive Officer — Brio Software

Sure.

Unidentified Participant

...given the dynamics.

Craig Brennan - President and Chief Executive Officer — Brio Software

Yes. I mean if you went back to the key slide where it showed the integration of our products, there’s one category called enterprise reporting. And that is the SQR capabilities. What we’ve seen is because of the strength and durability of that product, that product’s been around, you know, 15 plus years. It is used so broadly. ADP uses it for its check processing capabilities. PeopleSoft OEM’d the technology to generate all their internal reports.

And one of the things that we were able to leverage over the last two and a half years was the differentiator of SQR compared to Business Objects or Cognos as saying, hey, why not buy from one vendor your full enterprise reporting capabilities plus the query and ad hoc, plus, you know, the dash boarding, et cetera?

So it’s been a core part of our capability. Quite frankly because of needing to re-architect our query and ad hoc capabilities with the Brio 8 and integrating in SQR plus launching Metrics Builder, we’ve kind of leveraged SQR as a cash cow.

And now, with the combination, we’re going to be able to put more developers on that to enhance those capabilities. So it’s a very competitive product today and with a little bit of marginal and more investment it’s going to be even that much more powerful, better, a prettier front end into it. But very strong product, key differentiator and I think we’re going to be able, the new Hyperion is going to be able to leverage that a lot.

Jeff Rodek - Chairman and CEO — Hyperion

Yes, we’re very excited about it. If you look at why Business Objects bought Crystal, I mean enterprise reporting is very important. I wouldn’t want it to be the only business we were in would be pure reporting. But I, it’s a very important part and that’s why it’s called out in that architecture slide I showed you. It’s called out as a separate component within our platform. You have OLAP, you have query reporting, you have enterprise reporting, as well as developing the tools and other things.

So it’s, we’re very excited to bring that in.

Craig Brennan - President and Chief Executive Officer — Brio Software

But even with the investments that we’ve made, the limited investments in the last couple of years, if you — we go neck, head to head with Crystal or whatever, we are absolutely seen as the most industrial strength enterprise reporting product in the market. I mean nobody touches it from that perspective.

It’s a combination. Our best — our best sales processes is when they buy this suite. So with Brio 8 coming out it’s the full capability. And then even the last couple of years prior to Brio 8 we sold the Brio Performance Suite, which included SQR. So it was really in the combination that differentiated us compared to Business Objects and Cognos.

We did have some pure SQR sales but it was usually in the combination.

Sure. We made an announcement last November with the first launch of Brio 8, Windows version in December. So we launched that December 20. And then what we’ve to, again, trying to manage cash flow and everything else, we had to have a staggered release.

So we launched first on Windows and then in our, in the January quarter, we launched Solaris and then this past quarter we’ve launched AIX and we’re just wrapping up with the HP launch this quarter. In fact we just shipped on the 24th of August.

So we are, we are done launching the Brio 8 Performance Suite and last, also about the same timeframe as when we launched the re-architected Metrics Builder.

Unidentified Participant

On the competitive front you mention Excel hell as your main competitor in the organization of the Net. What do you see from Microsoft with regards to the new office release and then Ukon? Do you see that as a threat now with people not moving off Excel? Do they make it easier for them to use from a reporting standpoint or a financial, analytic standpoint?

Jeff Rodek - Chairman and CEO — Hyperion

Well I think, first of all that’s why I say if you’re — if you’re in the pure reporting business, then many would say that that’s the most commoditizable of areas, just pure reporting. Our sales approach is to sell the solutions enable Business Performance Management. We’ve been saying for over a year that about 20, 25% of the value of what we sell is in the reporting. Now coincidentally that’s, if you look at the revenue contribution of the $100 million, we’ve been at

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HYSL — Credit Suisse First Boston Global Software Conference

$500 million as 20%. That’s not purely coincidental. I think it’s a nice fit.

So when we look at it, certainly and some would say that’s maybe why Crystal didn’t go public was that they were not only targeted for pure reporting from Microsoft but Microsoft was also an OEM partner with Crystal. That’s between Crystal and Business Objects.

But we believe that the key is offering the solution set for Business Performance Management requires both the application and the platform and having the world’s best platform. And we don’t, they’re not in that application business for the size customers they’re in. They don’t have the breadth of the platform that we have. But it was key for us to bring in the relational query-reporting core. And we couldn’t provide the invite of storage purely OEM.

Craig Brennan - President and Chief Executive Officer — Brio Software

I think also if you look at two factors. Number one is kind of the low-end reporting, the simple reporting capabilities that Crystal would offer where Brio and SQR was industrial strength. So if they had low-end capabilities it would be Crystal and that’s where Microsoft is going. So that’s right there number one.

Number two is also the UNIX’s environment where there’s great opportunities with a lot of reporting in UNIX, which, you know, is a protected area from Microsoft. So I think there’s, they’re going after the low end of the stack and the simple end where, again, our capabilities are much higher end, much more industrial strength.

Jeff Rodek - Chairman and CEO — Hyperion

Well I just give some of the advantages of Brio versus if we had looked at buying Crystal, which I won’t comment on that.

Number one, the vision lock between the companies, number two, from an integration standpoint you cannot over emphasize the advantages of being literally two miles, I think two, two and a half miles apart. So to be able to integrate the companies, the cultural, very minimal product overlap.

If you look at the Crystal model it’s a very good model but it’s heavy OEM. And their OEM partners are people like SAP, Microsoft, and PeopleSoft. People that I think if we were evaluating bringing that revenue in with that OEM model, we would have to discount that revenue. We’re not sure we’d keep that long-term because our applications business competes with some of those people.

Whereas Business Objects is not in the applications business and we’d not probably discount that revenue stream like we would have to in doing an analysis of how much of that revenue we’d keep or might be at risk if the OEM partners left.

Then you look at the product itself, the higher-end products of Brio, especially having been re-architected and the power there. So I think if you looked down on it then you’d be bringing in, finally, a ton of pure reporting. And I don’t believe we want to be a pure reporting company. We want to be a Business Performance Management company that requires BI as core to what we do. And we wanted to break BI but that doesn’t mean we wanted, you know, to really kill ourselves to be completely bifurcated having these OEM models that were pure low-end reporting.

So I think these are the, you know, the questions that minus the pluses weigh towards Brio.

Craig Brennan - President and Chief Executive Officer — Brio Software

Yes, I remember, you know, close to two years ago when both Hyperion and Brio, we were looking at, hey, what’s the possibly of bringing these two companies together? But quite frankly it was, we had not launched Brio 8. We had launched Metrics Builder and then Hyperion had to make another choice at the time. We remember we were disappointed when they went with Crystal in the OEM release and shipped.

But, you know, we had to get the company’s expenses in line. We took out 50% of the cost. We had to re-architect the products. We had to get them launched. So, again, I think, you know, we always had in mind that strategically that our relationship and an acquisition by Hyperion could be great for the company. So, I mean, that was a part of our design concept and we re-architected.

I don’t think you see those things on a synergistic that fits with progress.

Jeff Rodek - Chairman and CEO — Hyperion

Well part of what we paid for $100 million in revenue was this cost you paid for two and a half times that. I like what we paid given the cost saving opportunities and also I think the ability to grow to combine new Hyperion. So I like what we did.

Unidentified Participant

We can continue with more questions. It’s 10:00. There is a break now. If you’re OK with taking more questions if there are. You can stay here until the      ...

Jeff Rodek - Chairman and CEO — Hyperion

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HYSL — Credit Suisse First Boston Global Software Conference

We can take a few more and then we have a 10:15 meeting, so I’m — we’re available if you want to ask more questions.

Unidentified Participant

[Inaudible]

Craig Brennan - President and Chief Executive Officer — Brio Software

How we did that? It’s extremely challenging.

Basically when I got to Brio it was kind of the perfect storm of when not to join a company. It was at its peak revenue and it was right when the market turned. Once I got in there I realized it wasn’t one company, it was really three companies that they had never integrated Scribe and Brio and a smaller purchase, Merlin Soft. So we had three sales offices in Paris. We had multiple environments, development environments. We were on multiple systems. So I would say, you know, good 60 to 70% of that was simply integrating the companies into one company.

Number two is it was still run pretty much like an entrepreneurial company. Some good aspects of it but the cost controls, the systems, the processes weren’t in place. So that was another set of it.

And then just — and then finally right sizing it for the revenue streams, so there was some low hanging fruit because of the companies had just not been integrated.

And then finally we also went offshore with some of the development. We have approximately 20, 30 developers offshore now that pretty much get a two to one advantage, two, two and a half to one advantage for developer overseas versus in house.

So we looked at, I mean, we squeezed every dollar out of every aspect of that company. So that was — and it was hard, really hard.

January of 2001, so the — when this deal gets done it’ll be about three years. 2000? Yes, 2001, January 2001.

Wide variety. I mean if you look at the bulk — we do have some customers such as IBM that, you know, they probably have nowadays, they probably have 70, 80 thousand users of Brio and they’re deploying another 50 thousand over the next several quarters. We have Boeing with about 30 thousand, probably 15 thousand users at Motorola. So we have some organizations with, you know, literally tens of thousands of users.

What is typical in very large, we have over 50% of the Fortune 100 and 50% of the Fortune 500, is that they’re using us, they’re using Business Objects, they’re using Cognos. So it really depends, which is another reason why the consolidation was critical. You know, there is going, customers want to from fewer vendors. So the new Hyperion is absolutely going to be able to leverage those seats of Brio in sales, marketing, finance, operations, to be able to expand into their sales and likewise we’re going to be able to open up new doors.

But very few organizations have standardized on one BI tool today.

Jeff Rodek - Chairman and CEO — Hyperion

They’re extracting from the same place as we extract. Right out of the ledger systems, right out of the customer database, whatever the core systems are of a company, Brio is sitting on top of that.

Our technology partnership is in the past was Brio tools on Essbase but now what we want to do is put their Brio tools on top of our application, which will be the first step of our integration.

Craig Brennan - President and Chief Executive Officer — Brio Software

I mean we did an exhaustive due diligence process. And again, every step of the way we were always amazed at how close our, we operated the companies. I mean could be detailed, but I don’t think so.

Jeff Rodek - Chairman and CEO — Hyperion

I’m not aware of anything material difference in rev rec or I’m sure there are differences in the formula that each company uses in terms of how you set up your reserves and allowances for accounts receivable but it would be shocking if we used the exact same math. But in terms of processes and how revenue’s recognized and everything, from everything I’m aware of in very detailed due diligence we’re very, very similar. Both companies are very conservative as well.

Craig Brennan - President and Chief Executive Officer — Brio Software

Yes.

Quotas are very similar for both companies. Compensation is very similar as we use the same consulting organization to develop a compensation programs. We both used Radford to come up with job grades across the company. When they did the analysis of our pay scales versus theirs, we both target 50% of Radford . So again, we both believe in paper performance so variable pays and critical component.

So again, every step of the process was, you know, it just made more and more sense the more details that we got into.

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HYSL — Credit Suisse First Boston Global Software Conference

Jeff Rodek - Chairman and CEO — Hyperion

It kept being scary good. I mean it was just amazing but a lot of the actions that Craig and his team took for that turn around were putting in place all of these more structure to a company and just coincidentally we picked the same software to run our companies on, we have the same compensation philosophies. The main difference in pay is that we’ve been able to pay bonus over the last few years and they haven’t been able to pay bonus. So, but if you look at base pay, how we classify people and how we target them, very, very similar.

Craig Brennan - President and Chief Executive Officer — Brio Software

And my folks are thrilled about that they’ve been paying bonuses.

Jeff Rodek - Chairman and CEO — Hyperion

And we want to keep paying bonuses. And our bonus is based on hitting the financial targets.

Craig Brennan - President and Chief Executive Officer — Brio Software

When you, again, another synergy. We’ve already had a lot of integration planning and if you look at our channel partners, their channel partners tended to be larger systems integrators where ours tended to be smaller, regional players. So there’s very little overlap in channel partners. So we think that we’re going to be able to probably consolidate a little bit but actually expand the number of partners. And then have our partners to be able to sell the Hyperion products where it makes sense and then vice-versa.

Jeff Rodek - Chairman and CEO — Hyperion

IBM is important to both companies but again, in due diligence we did not find any partner that Brio had that was problematic. In other words, you go in and you say “oh my gosh, we’re going to lose that partner revenue because for XYZ reasons.” We didn’t see anything. It’s very positive.

Craig Brennan - President and Chief Executive Officer — Brio Software

And Hyperion has a major OEM relationship with IBM. We had a reseller agreement. IBM’s our largest customer. It’s used across our sales force. So in some ways it’s just strengthened that relationship. But others are the same way.

Jeff Rodek - Chairman and CEO — Hyperion

Well I think long-term it’s just championing the category we’re in and selling a set of solutions either packaged or tailored. I think in the short-term it’s what Craig said earlier is that although on one hand you’ve got customers very excited about this because it makes sense to the customers and the viability issue is removed from Brio. On the other hand, you cannot, you should not underestimate the impact of an acquisition in the customer’s eyes.

And they want, some they want — you can’t tell them enough about you love the product, you’re going to support the product. So the more, and that’s why this call next week on an integration update. The more we can talk about our plans for the product, how we’re going to support the product, what the roadmap is going, look at and all those statements about customer support and the commitment to the products. I mean you can’t — you can’t do too little of it.

Craig Brennan - President and Chief Executive Officer — Brio Software

Today, in today’s world I mean if you’re buying a financial application, a transactional application, you’re going to be replacing some other ones. If you talk to Cognos on the BI side or Business Objects, others, the bulk of the opportunities on our side and Jeff’s side, the Hyperion side, it’s green field. People not using stuff or they’re using, they’re using Excel, something very basic.

So there’s just tremendous upside growth opportunity for Business Performance Management and BI is a part of it because customers are either using nothing or they’re using something kind of stand-alone today.

Jeff Rodek - Chairman and CEO — Hyperion

You just try it in the short-term to do offset risk and anybody stall it. You just try to communicate to customers what the roadmap is and your support of the products. Because there’s always that unsettled period but it offsets the positive. So you just got to work through that. We’re doing that for short-term and long-term, it’s green field.

Thanks.

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HYSL — Credit Suisse First Boston Global Software Conference

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